EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET COMPLETES SALE OF
ADDITIONAL $7.2 MILLION IN CONVERTIBLE NOTES

HOUSTON, September 3, 2003 – ExpressJet Holdings, Inc. (ExpressJet) (NYSE: XJT), announced today that it completed the private placement of an additional $7.2 million of 4.25% convertible notes due 2023, which was announced on July 28. The sale was pursuant to the final exercise of a 30-day option granted to the initial purchasers of the notes. The total notes purchased by the initial purchasers of this private placement were $137.2 million.

The notes bear interest at a rate of 4.25% per year payable semi-annually in arrears on Feb. 1 and Aug. 1 of each year, beginning Feb. 1, 2004. The notes will mature on Aug. 1, 2023.

Each note is convertible into ExpressJet common stock at a conversion ratio of 54.9451 shares per $1,000 principal amount at maturity of the notes. This represents an equivalent conversion price of $18.20 per share (subject to adjustment in certain circumstances), or a 30.47% conversion premium over the NYSE closing price for ExpressJet's common shares of $13.95 per share on July 30, 2003. ExpressJet may redeem the notes, in whole or in part, on or after Aug. 5, 2008.

The offering has been made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. ExpressJet has used the net proceeds from the offering to repurchase a portion of the shares of ExpressJet common stock owned by Continental Airlines, Inc. (NYSE: CAL).

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the convertible notes in any State in which any such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

-more-

The convertible notes and the common stock issuable upon conversion of the convertible notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

###